UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibits 5.1 and 10.1, is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Registered Direct Offering

On October 26, 2025, Genenta Science S.p.A. (“Genenta” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (each, an “Investor”) relating to the offer and sale of 4,285,715 American Depositary Shares (“ADSs”), at a purchase price of $3.50 per ADS, for gross proceeds of approximately $15.0 million, in a registered direct offering (the “Registered Offering”). Each ADS represents one (1) ordinary share, no par value per share (“Ordinary Share”) of the Company. The Registered Offering is expected to close on or about October 28, 2025, subject to customary closing conditions. The Purchase Agreement contains customary representations, warranties and covenants of the Company and each Investor, and customary indemnification provisions for a transaction of this type. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

In addition, the Company agreed that for a period of ninety (90) days from the closing date of the Registered Offering, it will not, including but not limited to: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or equivalent securities; or (ii) file or caused to be filed any registration statement or amendment or supplement thereto, subject to certain limited exceptions. In addition, the Company agreed that it will not conduct any sales of ADSs, Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of six (6) months from the closing date of the Registered Offering, subject to certain exceptions as described in the Purchase Agreement.

The Company currently intends to use the net proceeds from the Registered Offering for working capital and general corporate purposes. The ADSs to be issued in the Registered Offering will be issued pursuant to a prospectus supplement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-271901) (the “Registration Statement”), which became effective on May 24, 2023.

The Company also entered into a Placement Agency Agreement dated October 26, 2025 (the “Placement Agency Agreement”) with Maxim Group LLC and Rodman & Renshaw LLC (together, the “Placement Agents”), pursuant to which Maxim Group LLC acted as the lead placement agent and Rodman & Renshaw LLC acted as the co-placement agent for the Registered Offering. Pursuant to the terms and conditions set forth in the Placement Agency Agreement, the Company has agreed to pay the Placement Agents a cash fee in an amount equal to 6.0% of the aggregate gross proceeds of the Registered Offering. The Company also agreed to pay the Placement Agents an expense allowance of up to $75,000 for legal fees and other out-of-pocket expenses.

In connection with the Registered Offering and pursuant to certain lock-up agreements that were required to be entered into as a condition to the closing of the Registered Offering,  the Company’s officers and directors have agreed, for a period of ninety (90) days from the closing date of the Registered Offering, among other things, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of any securities of the Company or otherwise publicly disclose the intention to do so, subject to certain exceptions.

The foregoing description of the Purchase Agreement is not complete and qualified in its entirety by references to the full text of the Purchase Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”) and incorporated by reference herein.

A copy of the legal opinion and consent of Lexia, Italian counsel to the Company, relating to the validity of the Ordinary Shares represented by the ADSs to be issued pursuant to the Purchase Agreement is filed as Exhibit 5.1 to this Report.

On October 26, 2025, the Company issued a press release announcing the pricing of the Registered Offering. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Registered Offering, the amount of proceeds expected from the Registered Offering and the anticipated use of proceeds from the Registered Offering. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company does not intend to revise or update any forward-looking statement in this Report as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to this Report for the month of October 2025, and incorporated by reference herein, is:

Exhibit No.	Description

5.1	Opinion of Lexia.
10.1*	Form of Securities Purchase Agreement, dated as of October 26, 2025, by and between Genenta Science S.p.A. and the investors identified on the signature pages thereto.
23.1	Consent of Lexia (included in Exhibit 5.1).
99.1	Press Release dated October 26, 2025.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: October 28, 2025	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer